Exhibit 99.1

First High-School Education Group Announces Fiscal Year 2023 Unaudited Financial Results

BEIJING, CHINA / ACCESSWIRE / April 25, 2024 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the fiscal year ended December 31, 2023.

Fiscal Year 2023 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB266.3 million (US$37.5 million), a decrease of 22.3% from RMB342.5 million for the fiscal year ended December 31, 2022.

●	Gross profit was RMB71.3 million (US$10.0 million), a decrease of 44.7% from RMB128.9 million for the fiscal year ended December 31, 2022.

●	Income from operations was RMB10.2 million (US$1.4 million), a decrease of 85.7% from RMB71.2 million for the fiscal year ended December 31, 2022.

●	Net loss was RMB70.6 million (US$10.0 million), compared with a net income of RMB38.4 million for the fiscal year ended December 31, 2022. Such loss was primarily incurred by non-cash charge of asset impairment loss.

●	Adjusted net loss[1] (non-GAAP) was RMB18.6 million (US$2.6 million), compared with an adjusted net income of RMB38.4 million for the fiscal year ended December 31, 2022.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of December 31, 2023 was 31,928, an increase of 23.6% from 25,823 as of December 31, 2022.

●	The total number of school programs at our school programs and public schools that we provide management services as of December 31, 2023 was 25, an increase of 19.0% from 21 as of December 31, 2022.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

2023 proved to be a challenging year for the Company, as it battled against numerous headwinds in its business operations. We experienced a decline in revenue, especially in revenues from government cooperative agreements which declined 88.8% compared to the same period last year. Due to the tightened budget of various local governments, we were not able to collect payments for certain services that was performed. Also, we recorded an asset impairment loss of RMB52.1 million (US$7.3 million) to reflect our accounts receivable in a more conservative manner. The two factors mentioned above lead to an unfavorable result of net loss for the fiscal year of 2023.

Due to both external and internal difficulties in operating new schools, the Company focused most of its 2023 expansion efforts in providing school management services. We aim to continue our asset-light business model, and to serve public or private schools which are in need to improve their school operation efficiency. We provided services primarily in three key areas, including student admission, teacher training, and academic guidance. We were able to add four more school programs throughout the year, and increase our total number of students under management to 31,928 as part of the continuing operations.

We are actively refining our business model to ensure that schools under our management deliver high-quality education services with solid academic performance. We will concurrently explore new opportunities and innovate to stay competitive in the industry.

Fiscal Year 2023 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB266.3 million (US$37.5 million), a decrease of 22.3% from RMB342.5 million for the fiscal year ended December 31, 2022. The decrease was primarily due to mixed factors including significant decline in revenues from government cooperative agreements, and reduced sales of education materials and income from meal catering services, and the discontinued and limited operations of some schools in our network.

Revenues from customers were RMB261.5 million (US$36.8 million), a decrease of 12.9% from RMB300.4 million for the fiscal year ended December 31, 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinued and limited operations of some schools in our network.

Revenues from government cooperative agreements were RMB4.7 million (US$0.7 million) a decrease of 88.8% from RMB42.1 million for the fiscal ended December 31, 2022. The decrease was primarily due to the tightened budget of various local governments.

Cost of revenues

Cost of revenues were RMB195.0 million (US$27.5 million), a decrease of 8.7% from RMB213.6 million for the fiscal year ended December 31, 2022. The decrease was primarily due to the reduction in rental expenses for schools of discontinued operations, and decreased staff compensation.

Gross profit

Gross profit was RMB71.3 million (US$10.0 million), a decrease of 44.7% from RMB128.9 million for the fiscal year ended December 31, 2022.

Gross margin was 26.8%, compared with 37.6% for the fiscal year ended December 31, 2022. The decrease was primarily due to the decrease in total revenues, as a result of the decreases in (1) revenues from government cooperative agreements and sales of education materials, (2) income from meal catering services, and (3) the discontinued and limited operations of some schools in our network.

Total operating expenses

Total operating expenses were RMB61.0 million (US$8.6 million), an increase of 5.8% from RMB57.7 million for the fiscal year ended December 31, 2022.

●	Selling and marketing expenses were RMB3.1 million (US$0.4 million), which remained relatively stable compared with RMB3.1 million for the fiscal year ended December 31, 2022.

●	General and administrative expenses were RMB58.0 million (US$8.2 million), an increase of 6.2% from RMB54.6 million for the fiscal year ended December 31, 2022. The increase was primarily due to rising employee costs and increased use of professional services.

Income from operations

Income from operations was RMB10.2 million (US$1.4 million), a decrease of 85.7% from RMB71.2 million for the fiscal year ended December 31, 2022. Such decrease was primarily due to the decrease gross profit and increase in total operating expenses.

Net loss from continuing operations

Net loss from continuing operations was RMB44.6 million (US$6.3 million), compared with a net income of RMB47.5 million for the fiscal year ended December 31, 2022.

Net loss from discontinued operations

Net loss from discontinued operations was RMB26.1 million (US$3.7 million), compared with net loss of RMB9.1 million for the fiscal year ended December 31, 2022.

Net loss

Net loss was RMB70.6 million (US$10.0 million), compared with net income of RMB38.4 million for the fiscal year ended December 31, 2022. Such decrease was due to a decrease in income from operations, and non-cash charge of asset impairment loss.

Adjusted net loss2 (Non-GAAP)

Adjusted net loss (non-GAAP) was RMB18.6 million (US$2.6 million), compared with the adjusted net income of RMB38.4 million for the fiscal year ended December 31, 2022.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the for the fiscal year ended December 31, 2023. Net loss from discontinued operations was RMB26.1 million (US$3.7 million) for the fiscal year ended December 31, 2023.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Monday, April 25, 2024, at 8:00 AM U.S. Eastern Time (8:00 PM April 25, 2024, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	356812

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

We have made rounding adjustments to reach some of the figures included in this earning release. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Year Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Revenues
Revenue from customers	300,395	261,544	36,838
Revenue from governments cooperative agreements	42,111	4,706	663
Total revenues	342,506	266,250	37,501
Cost of revenues	(213,578)	(194,991)	(27,464)
Gross profit	128,928	71,259	10,037

Operating expenses and income
Selling and marketing expenses	(3,101)	(3,056)	(430)
General and administrative expenses	(54,593)	(57,981)	(8,166)
Total operating expenses	(57,694)	(61,037)	(8,597)
Income from operations	71,234	10,222	1,440

Other income (expenses)
Interest income	1,422	1,451	204
Interest expense	(9,546)	(6,373)	(898)
Foreign exchange gain (loss)	(55)	-	-
Government grants	2,032	407	57
Net gain on disposal	1,782	21	3
Asset impairment loss	-	(52,056)	(7,332)
Others, net	763	899	127
Income from continuing operations before income tax	67,631	(45,428)	(6,398)

Income tax expenses	(20,112)	867	122
Income (loss) from continuing operations	47,519	(44,561)	(6,276)
Income (loss) from discontinued operations	(9,112)	(26,084)	(3,674)
Net income (loss)	38,407	(70,645)	(9,950)
Foreign currency translation adjustment	2,430	2,836	399
Comprehensive income (loss) - continuing operations	49,949	(41,725)	(5,877)
Comprehensive income (loss) - discontinued operations	(9,112)	(26,084)	(3,674)
Comprehensive income (loss)	40,837	(67,809)	(9,551)

Earnings per share:
Basic earnings per share from continuing operation	0.58	(0.48)	(0.07)
Basic earnings per share from discontinued operation	(0.10)	(0.30)	(0.04)

Diluted Earnings per share:
Diluted earnings per share from continuing operation	0.54	(0.45)	(0.06)
Diluted earnings per share from discontinued operation	(0.10)	(0.28)	(0.04)

Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700	86,838,700
Diluted	92,388,700	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current assets
Cash	105,258	189,243	26,654
Accounts receivable, net of allowance for doubtful accounts	87,247	82,202	11,578
Amounts due from related parties	73,450	215,908	30,410
Prepaid expenses and other current assets	140,661	241,402	34,001
Assets related to discontinued operation	69,868	42,746	6,021
Total current assets	476,479	771,501	108,664

Non-current Assets
Property and equipment, net	127,964	119,808	16,875
Intangible assets, net	5,861	7,247	1,021
Goodwill	30,348	30,348	4,274
Deferred tax assets	12,764	20,294	2,858
Other non-current assets	47,176	33,350	4,697
Assets related to discontinued operation	11,888	9,075	1,278
Total non-current assets	236,000	220,121	31,003
Total assets	712,479	991,623	139,667

	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current liabilities
Contract liabilities	141,574	140,501	19,789
Bank loan	33,572	87,970	12,390
Borrowings under financing arrangements	20,540	—	—
Accounts payable	13,809	21,508	3,029
Accrued expenses and other payables	46,434	263,078	37,054
Income tax payables	29,464	29,678	4,180
Amounts due to related parties	51,675	165,173	23,264
Dividend payables	2,132	2,132	300
Liability related to discontinued operation	110,828	119,930	16,892
Total current liabilities	450,028	829,971	116,889

Deferred revenue	113	—	—
Borrowings under financing arrangements	24,987	—	—
Other long-term liabilities	1,532	—	—
Deferred tax liabilities	5,155	6,207	874
Liability related to discontinued operation	—	—	—
Total non-current liabilities	31,787	6,207	874
Total liabilities	481,815	836,178	117,773

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of December 31, 2023, respectively)	6	6	1
Additional paid-in capital	358,222	357,155	50,304
Statutory reserves	53,833	50,891	7,168
Accumulated other comprehensive income	2,430	2,836	399
Accumulated deficit	(184,257)	(257,421)	(36,257)
Non-controlling interests	431	1,977	278
Total equity/(deficit)	230,665	155,444	21,894
Total liabilities and equity/(deficit)	712,479	991,623	139,667

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Year Ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Reconciliation of net income to adjusted net income:
Net income	38,407	(70,645)	(9,950)
Add:
Asset impairment loss	—	52,056	7,332
Share-based compensation expenses	—	—	—
Donation expenses	—	—	—
Transaction costs in relation to previous financing activities	—	—	—
Tax effects of adjustments*	—	—	—
Adjusted net income	38,407	(18,589)	(2,618)

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.